PLYROTECH PROVIDES UPDATE ON

MANAGEMENT CEASE TRADE ORDER

Plymouth, Massachusetts - April 29, 2022 - Plymouth Rock Technologies Inc. (CSE: PRT) (OTC: PLRTF) (Frankfurt: 4XA) (WKN# A2N8RH) ("Plymouth Rock", "PRT", "Plyrotech", or the "Company") a leader in developing unmanned technologies and detection apparatus is providing this update on the status of a management cease trade order (the "MCTO") granted on March 31, 2022 by the British Columbia Securities Commission under National Policy 12-203 - Management Cease Trade Order ("NP 12-203").

On April 1, 2022, the Company announced that, for reasons disclosed in the news release, there would be a delay in the filing of its financial statements, annual information form and management's discussion and analysis for the fiscal year ended November 30, 2021 (the "Annual Filings") beyond the period prescribed under applicable Canadian securities laws (the "Default Announcement"). The Company reports that it anticipates filing the Annual Filings on or before May 30, 2022 and will provide further updates on the timing of the filing, as necessary.

During the MCTO, the general investing public will continue to be able to trade in the Company's listed common shares. However, the Company's chief executive officer and chief financial officer will not be able to trade in the Company's shares. Other than as disclosed in this news release, there are no material changes to the information contained in the Default Announcement. The Company confirms that it intends to satisfy the provisions of NP 12- 203 and will continue to issue bi-weekly default status reports for so long as it remains in default of the Annual Filings requirement.

About Plymouth Rock Technologies Inc.

We are on a mission to bring engineering-driven answers to the most critical problems that threaten our safety. We work with government, law enforcement and military to innovate solutions for national security, defense and space systems. The Company is developing the next generation of threat detection solutions and Unmanned Aircraft Systems (UAS).

PRT designs and manufactures purpose-built multirotor UAS, utilizing Artificial Intelligence, cutting-edge sensors, and the latest dual-camera modules as standard, offering thermal capabilities alongside high-definition real-time air-to-ground streaming, with the ability to mount multiple, various sensors, modules, and payloads.

Our advanced threat detection methods fuse artificial intelligence with augmented reality interfaces to eliminate human operating error. Plymouth Rock products, both airborne and land-based, will scan for threat items at greater 'stand-off' distances than current existing technologies. Our unique radar imaging and signal processing technology creates new opportunities for remotely operated, non-intrusive screening of crowds in real time.

Plymouth Rock's core technologies include: (1) UAS platforms engineered to conform to NDAA FY2020 Section 848 ("PRT UAS"); (2) A compact microwave radar system for scanning shoe's ("Shoe Scanner"); (3) A compact modular radar utilized for a variety of applications, from aircraft to weapon detection ("CODA").

www.plyrotech.com

ON BEHALF OF THE BOARD OF DIRECTORS

Dana Wheeler, President and CEO
+1-774-404-7685
info@plyrotech.com

Investor Information
Tasso Baras
+1-778-477-6990
tasso@plyrotech.com

Forward-Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, use of proceeds, corporate vision, proposed acquisitions, partnerships, joint-ventures and strategic alliances and co-operations, budgets, cost and plans and objectives of or involving the Company. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "predicts", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. A number of known and unknown risks, uncertainties and other factors may cause the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward - looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.